Exhibit 12

EXHIBIT 12 - STATEMENT  RE: COMPUTATION  OF  RATIO  OF  EARNINGS  TO  FIXED  CHARGES
(UNAUDITED)

	Nine Months Ended		Fiscal Years Ended
	November 3,	October 28,	February 3,	January 28,	January 29,	January 31,	February 1,
(in thousands)	2007	2006	2007*	2006	2005	2004	2003

Consolidated pretax income (loss)	$(3,073)	$118,790	$253,842	$125,791	$175,832	$7,904	$184,782
Fixed charges (less capitalized interest)	80,167	83,643	106,136	121,416	157,314	202,432	212,479
Distributed income of equity investees	8,893	988	9,393	8,858	9,059	5,991	6,052

EARNINGS	$85,987	$203,421	$369,371	$256,065	$342,205	$216,327	$403,313

Interest	$66,598	$71,632	$87,642	$105,570	$139,056	$181,065	$189,779
Capitalized interest	4,990	3,746	4,365	6,092	4,485	2,622	2,469
Interest factor in rent expense	13,569	12,011	18,494	15,846	18,258	21,367	22,700

FIXED CHARGES	$85,157	$87,389	$110,501	$127,508	$161,799	$205,054	$214,948

Ratio of earnings to fixed charges	1.01	2.33	3.34	2.01	2.12	1.05	1.88

* 53 Weeks